                                                                     Exhibit 2.3

                  SECOND AMENDMENT TO STOCK PURCHASE AGREEMENT



         THIS SECOND AMENDMENT (the "Second Amendment") is made and entered into as of the 4th day of November, 2004, by and between AFC Enterprises, Inc. ("AFC"), a Minnesota corporation, and Focus Brands Inc. ("Buyer"), a Delaware corporation.

                              W I T N E S S E T H:

         WHEREAS, AFC and Focus are parties to that certain Stock Purchase Agreement dated as of September 3, 2004, as amended by First Amendment thereto dated November 1, 2004 (the "Agreement"); and

         WHEREAS, AFC and Focus desire to amend the Agreement, as hereinafter more particularly set forth;

         NOW, THEREFORE, for and in consideration of the premises, the mutual covenants contained herein and other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, AFC and Focus hereby covenant and agree as follows:

         1. All capitalized terms used in this Second Amendment which are not otherwise defined in this Second Amendment are used with the same meaning attributed to such capitalized terms in the Agreement.

         2. Section 1 is hereby amended by deleting the definition of "Base Working Capital" and "Working Capital" in their entirety and inserting the following definitions in lieu thereof.

                  "BASE WORKING CAPITAL" means One Million Three Hundred Nine Thousand Dollars ($1,309,000).

                  "WORKING CAPITAL" means, as of any date of determination, the amount that is determined consistent with the calculation reflected on
         Exhibit 2.6 hereto.

         3. Section 2.6 is hereby amended by deleting the entire text thereof and replacing such deleted text with the following:

                  2.6 WORKING CAPITAL ADJUSTMENT. Not later than three (3) business days prior to the Closing Date, AFC and the Buyer shall agree on an estimate of the Company's Working Capital (the "ESTIMATED WORKING CAPITAL"), as of 12:01 a.m. on November 1, 2004 (the "ACCOUNTING EFFECTIVE TIME") which shall be calculated and presented in the same manner as set forth on Exhibit 2.6. If the Estimated Working Capital is less than the Base Working Capital (the "Deficit"), the Purchase Price shall be reduced by the amount of the Deficit; and if the

         Estimated Working Capital exceeds the Base Working Capital (the "Excess"), the Purchase Price shall be increased by the amount of the Excess.

         4. Section 2.7(a) is hereby amended by deleting the entire text thereof and replacing such deleted text with the following:

                  2.7      POST CLOSING ADJUSTMENT.

                           (a) Within sixty (60) calendar days after the Closing Date, the Buyer will conduct a review of the Working Capital as of the Accounting Effective Time (the "CLOSING WORKING CAPITAL") and will prepare and deliver to AFC a balance sheet of the Company as of the Accounting Effective Time (the "CLOSING DATE BALANCE SHEET") and a computation of the Closing Working Capital shown thereon. Buyer will make available to AFC all records and work papers used in preparing the Closing Date Balance Sheet. If AFC disagrees with the computation of the Closing Working Capital or the items reflected on the Closing Date Balance Sheet, AFC may, within thirty (30) calendar days after receipt of the Closing Date Balance Sheet, deliver a notice (an "OBJECTION NOTICE") to Buyer setting forth AFC's calculation of the Closing Working Capital. If AFC does not deliver an Objection Notice within such thirty (30) calendar day period, then the Closing Working Capital as shown on the Closing Date Balance Sheet shall be deemed to be finally determined. If AFC timely delivers an Objection Notice to Buyer, AFC and Buyer will use reasonable efforts to resolve any disagreement as to the computation of the Closing Working Capital as soon as practicable, but if they can not reach a final resolution within thirty (30) calendar days after Buyer has received the Objection Notice, Buyer and AFC will jointly retain an independent accounting firm of recognized national standing (the "FIRM") to resolve their disagreement. If Buyer and AFC are unable to agree on the choice of the Firm, then the Firm will be an independent accounting firm of recognized national standing selected by lot (after excluding one firm designated by Buyer and one firm designated by AFC). Buyer and AFC will direct the Firm to render a determination within thirty (30) calendar days of its retention and Buyer and AFC and their Representatives will cooperate with the Firm during its engagement. The Firm will consider only those items and amounts in the Closing Date Balance Sheet set forth in the Objection Notice which Buyer and AFC are unable to resolve. In resolving any disputed item, the Firm may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The Firm's determination will be based on such review as the Firm deems necessary to make its determination, and on the definition of the Working Capital included herein. The determination of the Closing Working Capital by the Firm will be conclusive and binding upon the Buyer and AFC. Buyer and AFC shall bear the costs and expenses of the Firm based on the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by or on behalf of such party. The Closing Working Capital, as finally determined pursuant to this Section 2.7(a), is referred to herein as the "FINAL NET WORKING CAPITAL." The balance sheet that reflects the computation of the Final Net Working Capital is referred to herein as the "FINAL CLOSING DATE BALANCE SHEET."

         5. Section 2.8 is hereby amended by deleting the entire text thereof and replacing such deleted text with the following:

                  2.8 CASH BALANCE. Not later than thirty (30) days following the Closing Date, Buyer shall notify AFC in writing of the aggregate amount of cash and cash equivalents of the Company and the Subsidiary (the "CASH") on hand or on deposit as of the Accounting Effective Time (the "CASH NOTICE"). Not later than five (5) days following its receipt of the Cash Notice, AFC shall pay to the Company the amount, if any, by which the Cash is less than the amount set forth on Exhibit 2.8, as the same may be amended as provided in Section 5.10; and the Company shall pay to AFC the amount, if any, by which the Cash is greater than the amount set forth on Exhibit 2.8, as the same may be amended as provided in Section 5.10.

         6. Section 2.9 is hereby amended by deleting the entire text thereof and replacing such deleted text with the following:

                  2.9 EMPLOYEE AND EMPLOYEE BENEFIT MATTERS. From and after the Closing, the parties hereto shall comply with the provisions set forth in APPENDIX A hereto, which APPENDIX A is incorporated herein by reference and made a part of this Agreement, except as otherwise provided in Schedule B to the Transition Services Agreement to be entered into by the Subsidiary and AFC at Closing.

         7. Section 2.10(b) is hereby amended by deleting the entire text thereof and replacing such deleted text with the following:

                  (b) TAX RETURNS FOR PERIODS THROUGH THE CLOSING DATE. AFC will include the income of the Company and the Subsidiary (including any deferred income triggered into income by Treas. Reg. Section 1.1502-13 and Treas. Reg. Section 1.1502-14 and any excess loss accounts taken into income under Treas. Reg. Section 1.1502-19) on the AFC consolidated, unitary or combined income Tax Returns for all periods through the Closing Date and will pay any income Taxes attributable to such income and will prepare and timely file (or cause to be prepared and timely filed) all such income Tax Returns. The Company and the Subsidiary will furnish Tax information to AFC for inclusion in AFC's consolidated, unitary or combined income Tax Return for the period which includes the Closing Date in accordance with the Company's and Subsidiary's past custom and practice. AFC will allow Buyer an opportunity to review and comment upon such Tax Returns (including any amended Tax Returns) prior to filing to the extent that they relate to the Company and the Subsidiary. AFC will take no position on such Tax Returns that relates to the Company and the

         Subsidiary that would adversely affect the Company or the Subsidiary after the Closing Date unless such position would be reasonable in the case of a person or entity that owned the Company and the Subsidiary both before and after the Closing Date. The income of the Company and the Subsidiary will be apportioned to the period up to and including the Closing Date and the period after the Closing Date by closing the books of the Company and the Subsidiary as of the end of the day upon which the Closing Date falls.

         8. Section 3.9 is hereby amended by deleting the entire text thereof and replacing such deleted text with the following:

                  3.9 ACCOUNTS RECEIVABLE. All accounts receivable of the Subsidiary (the "ACCOUNTS RECEIVABLE") are bona fide accounts receivable created in the Ordinary Course of Business and are not subject to any right of set-off. All Accounts Receivable of the Subsidiary (other than those which have arisen since the Subsidiary Balance Sheet Date) are accurately reflected on the Subsidiary Balance Sheet in accordance with GAAP. Unless paid prior to the Closing Date, the Accounts Receivable are or will be as of the Closing Date current and collectible net of the respective reserves shown on the Subsidiary Balance Sheet or on the Closing Date Balance Sheet (which reserves are adequate and calculated consistent with past practice and, in the case of the reserves reflected on the Closing Date Balance Sheet, will not represent a lesser percentage of the Accounts Receivable as of the Closing Date than the reserves reflected in the Subsidiary Balance Sheet with respect to the Accounts Receivable reflected therein and will not represent a material adverse change in the composition of such Accounts Receivable in terms of aging, except as set forth on Schedule 3.9A hereto). Accounts Receivable in the aggregate amount reflected on the Closing Date Balance Sheet, net of related reserves, will be collected in full, without any set-off, on or before February 15, 2005.
         Section 3.9 of the Disclosure Schedule contains a complete and accurate list of all Accounts Receivable as of the Base Working Capital Date, which list sets forth the aging of such Accounts Receivable.

         9        Article 5 is hereby amended by inserting the following new
Sections 5.19 and 5.20:

                           5.19 ADDITIONAL AGREEMENT. Promptly following the Closing, AFC shall cause the Coca-Cola Fountain Division of The Coca-Cola Company to enter into an agreement with the Subsidiary containing those rights and obligations related to the Business that are set forth in that certain letter agreement between The Coca-Cola Company and AFC dated December 8, 1999, as amended.

                           5.20 CERTAIN TAX OBLIGATIONS. AFC shall be responsible for the payment of all sales and use tax obligations owing by the Company and the Subsidiary for all periods ending on or prior to October 31, 2004."

         10. The Stock Purchase Agreement is hereby amended by attaching thereto as Exhibit 2.6 and Exhibit 2.8, respectively, the Exhibit 2.6 and the
Exhibit 2.8 attached to this Amendment.

         11. Except as expressly set forth herein, the parties make no other amendment, alteration or modification of the Agreement nor do they, nor does any of them, by executing this Second Amendment, waive any provision of the Agreement or any right that they or it may have thereunder.

                         [SIGNATURES ON FOLLOWING PAGES]

         IN WITNESS WHEREOF, the parties hereto have executed and sealed or have caused this Second Amendment to be executed and sealed as of the date first above written by their respective officers thereunto duly authorized.


                                   AFC ENTERPRISES, INC.



                                   By: /s/ Frederick Beilstein
                                      ------------------------------
                                   Name: Frederick Beilstein
                                        ----------------------------
                                   Title: Chief Financial Officer
                                         ---------------------------



                                   FOCUS BRANDS INC.



                                   By: /s/ Steve Romaniello
                                      ------------------------------
                                   Name: Steve Romaniello
                                        ----------------------------
                                   Title: Chief Executive Officer
                                          and President
                                         ---------------------------